GOffee,inc



ANNUAL REPORT

315 w 39th street

New York, NY 10018

(650) 924-3855

www.goffeeshop.com

This Annual Report is dated April 30, 2021.

BUSINESS

GOffee offers seamless delivery of your favorite everyday coffee / tea directly to your desk in record time and guess what: it's cheaper and eco-friendly!

For Companies: no need to buy expensive machines or tons of capsules anymore, knowing that 50% of your staff will go out to buy a coffee. GOffee offers a flexible and cheaper alternative to traditional office coffee machines. We established memberships with Companies that covers the cost of all your employees delivery, but most importantly it covers every specific taste that each of your employee has.

For Individuals, the process is seamless:

(1) You select online your coffee type (Latte, Cappuccino, etc.)

(2) You select online your unique & favorite beans from over 20 brands

(3) Our Barista will prepare your coffee and you will have it hand-delivered to your home within 30 minutes (1 or 2 delivery per day, in the morning and/or in the afternoon)

GOffee is offering a premium experience in your work environment, being a better tasting alternative to your office coffee machine, while also being less expensive and sustainable with eco-packaging (intelligent mugs collected after each delivery) and environment-friendly equipment & technics.

Previous Offerings

Between 2020 and 2019, we sold 3,343,750 common share
in exchange for $1,068,750 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $89.00

Number of Securities Sold: 8,900,000

Use of proceeds: Setting-up of GOffee

Date: February 01, 2018

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:
Until March 2020 we were delivering to office but then Pandemic forced shut down all our accounts
After a few months of product development and sales, we signed our first residential delivery deal with Douglaston. Right away we started the deliveries and saw a 19% adoption rate from tenants. The average unit sales are $4.6. This direct-to-consumer sale has a higher unit sales unit but is not as recurring as our subscription revenue. As we closed 2020 year we generated $92,551,67 in sales with a saw a 90% gross margin.
We believe that this new model has a lot of potentials

Historical results and cash flows:
After a few months of product development and sales, we signed our first residential delivery deal with Douglaston. Right away we started the deliveries and saw a 19% adoption rate from tenants. The average unit sales are $4.6. This direct-to-consumer sale has a higher unit sales unit but is not as recurring as our subscription revenue. As we closed 2020 year we generated $92,551,67 in sales with a saw a 90% gross margin. Notably, more intense marketing and the launch of app ordering (March) would help us deliver sounder revenues. Nevertheless, we will probably not reach break-even before 2021.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $195,976.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

No Debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Vincent Meyer

Vincent Meyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Chief Executive Officer, Director and Secretary

Dates of Service: February 01, 2018 - Present

Responsibilities: Managing GOffee's strategy

Other business experience in the past three years:

Employer: Jump Ramp Games

Title: Chief Revenue Officer (CRO)

Dates of Service: January 01, 2016 - January 01, 2018

Responsibilities: In charge of Yield, Sales, Strategy, Technology and Content

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Vincent Meyer

Amount and nature of Beneficial ownership: 8,900,000

Percent of class: 98.0

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 17,000,000
shares of common stock, par value $1.41 per share. As of December 31, 2020, 3,141,172 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

GOffee,inc

By   /s/ *Vincent Meyer*

   Name: Vincent Meyer

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet

GOffee

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
Business Advantage Chk (577)	$193,860.27
Cash on Hand	$950.00
Wave Payments	$1,166.28
Total Cash and Bank	**$195,976.55**
Other Current Assets	
Taxes Recoverable/Refundable	$7,536.65
Total Other Current Assets	**$7,536.65**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$203,513.20**
Liabilities	
Current Liabilities	
NY sales tax	-$6,418.30
Shareholder Loan	-$2,500.00
Total Current Liabilities	**-$8,918.30**
Long-term Liabilities	
founder loan	-$73,375.00
Total Long-term Liabilities	**-$73,375.00**
Total Liabilities	**-$82,293.30**

Equity	
Common Shares	$953,834.41
Retained Earnings	
Profit for all prior years	-$290,505.56
Profit between Jan 1, 2020 and Dec 31, 2020	-$401,073.29
Retained Earnings/Deficit	$23,550.94
Total Retained Earnings	**-$668,027.91**
Total Equity	**$285,806.50**

GOFFEE, INC.

(a Delaware corporation)

Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

April 28, 2021

To: Board of Directors, GOFFEE, INC.
        Attn: Vincent Meyer
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of GOFFEE, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

GOFFEE, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 195,977	$ 301,655
Inventories	0	9,500
Short-term note receivable	0	250,000
Interest receivable	0	1,167
Note receivable – related party	75,875	73,375
Other current assets	13,955	85,584
Total current assets	285,807	721,281
Furniture and equipment, net of accumulated depreciation	0	8,400
Total Assets	**$ 285,807**	**$ 729,681**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts and accrued expenses	0	1,871
Total Current Liabilities	0	1,871
Total Liabilities	0	1,871
SHAREHOLDER'S EQUITY		
Common Stock (14,000,000 and 10,000,000 shares of $0.00001 authorized, 13,000,000 and 9,066,666 issued and outstanding as of December 31, 2020 and 2019)	130	130
Additional paid-in capital	1,021,946	1,021,946
Retained earnings	(736,269)	(294,266)
Total Shareholders' Equity	285,807	727,810
Total Liabilities and Shareholder's Equity	**$ 285,807**	**$ 729,681**

GOFFEE, INC.
STATEMENT OF OPERATIONS
For the calendar years ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	**2019**
Revenues	$ 92,552	$ 52,408
Less: Cost of goods sold	8,926	23,248
Gross profit	83,626	29,159
Operating expenses		
General and administrative	464,281	208,587
Sales and marketing	52,948	81,503
Total operating expenses	517,229	290,090
Net Operating Income (Loss)	(433,603)	(260,931)
Depreciation (expense)	(8,400)	(7,000)
Interest income (expense)	0	1,167
Tax provision (benefit)	–	–
Net Income (Loss)	$ (442,003)	$ (266,764)

GOFFEE, INC.
STATEMENT OF SHAREHOLDER EQUITY/DEFICIT
For the calendar years ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder Equity
	# of shares	$			
Balance as of January 1, 2019	9,066,666	$ 91	$ 49,998	$ (27,502)	$ 22,587
Share issuances	3,933,334	39	1,068,565		1,068,604
Costs associated with Regulation CF offering			(96,617)		
Net income (loss)				(266,764)	(267,931)
Balance as of December 31, 2019	13,000,000	$ 130	$ 1,021,946	$ (294,266)	$ 727,810
Net income (loss)				(442,003)	(442,003)
Balance as of December 31, 2020	13,000,000	$ 130	$ 1,021,946	$ (736,269)	$ 285,807

GOFFEE, INC.
STATEMENT OF CASH FLOWS
For the calendar years ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2019	2018
Operating Activities		
Net Income (Loss)	$ (442,003)	$ (266,764)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation	8,400	7,000
Changes in operating asset and liabilities:		
(Increase) Decrease in inventories	9,500	(8,758)
(Increase) Decrease in other current assets	322,796	(86,751)
Increase (Decrease) in accounts and credit cards payable	(1,871)	(8,953)
Net cash used in operating activities	(103,178)	(364,2269)
Investing Activities		
Purchase of equipment	–	–
Extension of short-term notes receivable	(2,500)	(323,375)
Net cash used in operating activities	(2,500)	(323,375)
Financing Activities		
Proceeds from share issuances, net of offering costs	0	971,987
Net change in cash from financing activities	0	971,987
Net change in cash and cash equivalents	(105,678)	284,386
Cash and cash equivalents at beginning of period	301,655	17,269
Cash and cash equivalents at end of period	$ 195,977	$ 301,655

GOFFEE, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Periods Ending December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

GOFFEE, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on February 1, 2018. The Company is engaged in the marketing and delivery of coffee drinks.

Since Inception, the Company is a development stage and has relied on issuing securities, funding from founders and proceeds from product sales. As of December 31, 2020, the Company has produced cash from the operations of the business. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faces economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $195,977 and $301,655 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the sales of its coffee products and recognizes revenue and the associated products costs at the time of sale.

Accounts Receivable
Most collections of sales receipts are at the time of sale. However, if sold on account, trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventories
The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of December 31, 2020 and 2019, the Company had $0 and $9,500 of inventory, respectively.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company may, from time to time, engage in limited related party transactions. The Company has advanced some funds to its management team as of December 31, 2020. Because the Company is majority owned by Mr. Vincent Meyer, a member of this management team, it cannot be guaranteed that any of those transactions are made at arm's length or commensurate with market rates for the goods and services rendered.

NOTE 5 – NOTES RECEIVABLE

Though not common for the Company to do so, in December 2019, the Company extended a short-term loan to a strategic customer totaling $250,000. The loan had a maturity date of February 28, 2020. The loan bears interest at a rate of 12 percent per annum. The Company collected the full amount of the note, including accrued interest, as of May 27, 2020. The Company records interest income as earned.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Commitments
The Company leases two spaces under a lease agreement until February 2023 at monthly pre-arranged amounts as follows:

	226 East 53rd Street, NYC	315 West 39th Street, NYC
March 1, 2020 to February 28, 2021	$2,800	4,500
March 1, 2021 to February 28, 2022	$2,884	4,500
March 1, 2022 to February 28, 2023	$2,971	4,500

NOTE 7 – EQUITY

In 2019, the Company increased the number of authorized common shares from 10,000,000 to 14,000,000 shares at a par value of $0.00001.

In 2019, the Company also undertook a crowdfunded securities offering exempt from registration under Regulation CF. The Company successfully raised approximately $1,068,565 by issuing 3,343,750 shares of common stock. The Company incurred a commission fee of approximately $96,617 associated with the offering.

Additionally, in 2019, the Company issued 593,379 shares at par value to a collection of vendors, consultant and advisors including shares issued to its founder and chief executive officer.

The Company has reserved 1,000,000 shares of common stock for the employee incentive pool.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has not yet generated cash from operating activities. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") common stock in a securities offering intending to be exempt from registration under Regulation CF.

The Crowdfunded Offering is being made through a FINRA approved Regulation CF portal.

Management's Evaluation
Management has evaluated subsequent events through April 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Vincent Meyer, Principal Executive Officer of GOffee,inc, hereby certify that the financial statements of GOffee,inc included in this Report are true and complete in all material respects.

Vincent Meyer

Principal Executive Officer